NEWS RELEASE
BROOKFIELD PROPERTIES’ 1225 CONNECTICUT AVE. IN
WASHINGTON, DC EARNS LEED® PLATINUM CERTIFICATION

First Office Redevelopment in Eastern U.S. to Achieve Industry’s
Highest Green Building Recognition
NEW YORK, October 7, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that its recently redeveloped 1225 Connecticut Ave. office building in Washington, DC has earned LEED Platinum certification — the industry’s highest rating for environmental sustainability. It is the first redeveloped office building in the Eastern United States to achieve LEED Platinum certification.
The following building features facilitated the LEED-CS (Core & Shell) Platinum rating from the U.S. Green Building Council (USGBC):
•	Low-emissive glass in the building’s curtain wall combined with state-of-the-art chillers for energy efficiency;

•	Heat-recovery enthalpy wheel which allows for increased indoor air quality;

•	Floor-to-ceiling windows to allow for maximum natural lighting;

•	And a solar-reflective roof with an 8,000-square-foot vegetated area to reduce heat island effect and peak storm runoff.
These features will translate to an approximate 23% decline in energy costs at the building, which is 100% leased.
“We are thrilled to achieve LEED Platinum certification at 1225 Connecticut Ave.,” said Dennis Friedrich, President and Chief Executive Officer of Brookfield Properties’ U.S. Operations. “This building will serve as a model for the next generation of office redevelopments.”
Brookfield Properties performed a complete redevelopment of 1225 Connecticut Ave. upon acquiring the building in 2006 by investing $32 million to transform it into a sustainable, class A asset. Environmentally sensitive features were incorporated into both the base building and the interior fit-outs as the asset was being redeveloped.

Ninety-two percent of the material from the existing building was used in the redevelopment process, preserving the embodied energy in the original construction of the property.
“1225 Connecticut Ave.’s LEED Platinum certification demonstrates tremendous green building leadership,” said Rick Fedrizzi, President, CEO & Founding Chair, U.S. Green Building Council. “The urgency of USGBC’s mission has challenged the industry to move faster and reach further than ever before, and Brookfield’s redevelopment project serves as a prime example with just how much we can accomplish.”
The eight-story building, with virtually all new space and superior detailing throughout, features a state-of-the-art glass curtain wall rising from the northwest corner of 18th Street, N Street and Connecticut Avenue, creating a stunning presence along one of DC’s most renowned business corridors.
Brookfield Properties owns, operates and manages 31 properties in the greater D.C. region, totaling 7.4 million square feet.
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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
telephone: (212) 417–7215; email: melissa.coley@brookfieldproperties.com